NEWS RELEASE

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

AMERICAN BONANZA RETAINS LONGVIEW STRATEGIES
TO PROVIDE INVESTOR RELATIONS

September 12, 2006 – American Bonanza Gold Corp. (TSX: BZA ) (“Bonanza”) is pleased to announce that it has retained Longview Strategies Incorporated (“Longview”), a Vancouver-based firm with a focus on natural resources to provide Bonanza with investor relation services.

Longview Strategies is a merchant bank listed on the TSX Venture Exchange (TSX-V: LV). Longview Strategies provides comprehensive corporate finance and investor relations services, and will assist Bonanza in fostering productive, continuing dialogues with analysts, brokers, potential investors, current shareholders and other financial professionals.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Development stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 100.1 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

For further information call:	OR:
Longview Strategies Incorporated	Giulio T. Bonifacio, Director
Attention: Michael Rodger	Phone: 604-699-0023
Phone: 604-681-5755
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@astronresources.com